SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: February 13, 2025

List of Materials

Documents attached hereto:Q3 FY2024

Consolidated Financial Results (the presentation material for the earnings announcement)

Q3 FY2024 Consolidated Financial Results (Three months ended December 31, 2024) Sony Group Corporation February 13, 2025

Q3 FY2024 Consolidated Results

(Bln Yen)

	Sony without Financial Services			Consolidated		
	Q3 FY23	Q3 FY24	Change	Q3 FY23	Q3 FY24	Change
Sales*1	3,439.4	**3,695.7**	+256.3 (+7%)	3,747.5	**4,409.6**	+662.0 (+18%)
Operating income	386.1	**423.0**	+36.9 (+10%)	463.3	**469.3**	+6.0 (+1%)
Operating income margin	11.2%	**11.4%**	+0.2 pts	12.4%	**10.6%**	-1.7 pts
Income before income taxes	381.3	**447.7**	+66.4 (+17%)	458.6	**494.1**	+35.5 (+8%)
Net income attributable to Sony Group Corporation's stockholders	308.9	**341.1**	+32.1 (+10%)	363.9	**373.7**	+9.8 (+3%)
Net income attributable to Sony Group Corporation's stockholders per share of common stock (diluted)*2	50.05 yen	**56.41 yen**	+6.36 yen	58.96 yen	**61.82 yen**	+2.86 yen
Adjusted OIBDA*3	544.0	**587.7**	+43.7 (+8%)	628.3	**640.9**	+12.6 (+2%)
Adjusted EBITDA*3	520.7	**595.9**	+75.2 (+14%)	605.0	**649.1**	+44.1 (+7%)
Average Rate						
1 US dollar	147.9 yen	**152.2 yen**				
1 Euro	159.0 yen	**162.5 yen**				

Adjusted OIBDA, Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). However, Sony believes that these disclosures may be useful information to investors.

For further details about Adjusted OIBDA and Adjusted EBITDA including their formulas and reconciliations, see pages 23-29 (applies to all following pages).

*1 "Sales" is used to mean "sales and financial services revenue" in accordance with IFRS Accounting Standards (applies to all following pages).

*2 Sony conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for Net income attributable to Sony Group Corporation's stockholders per share of common stock (diluted) are calculated based on the assumption that the stock split was conducted at the beginning of FY23 (applies to all following pages).

*3 The differences between Adjusted EBITDA and Adjusted OIBDA on a consolidated basis represent financial income and financial expenses (excluding interest expenses, net, and gains on revaluation of equity instruments, net). Adjusted EBITDA by segment is not calculated and disclosed because Sony does not include financial income and financial expenses in its performance evaluations by segment, mainly due to the fact that Sony manages its foreign exchange exposure centrally and globally, except for the Financial Services segment (applies to all following pages).

1

2 Q3 FY2024 Consolidated Results: Year-on-year Change Year-on-year Change Contributing Factors (+) Better／(-) Worse Sales +662.0 bln yen +18% ・(+) Significant increases in Financial Services, G&NS and Music segments sales On a constant currency basis*1, sales increased approximately 15% Operating income +6.0 bln yen +1% ・(+) Significant increases in G&NS and Music segments operating income ・(ー) Significant decrease in Financial Services segment operating income ・(ー) Decrease in Pictures segment operating income ・(ー) Deterioration in All Other operating results Income tax expense +27.3 bln yen ・(ー) Impact of a higher Japanese tax rate mainly due to a decrease in the allowable deduction rate for tax credits ・(ー) Absence of a decrease in tax expense from the recognition of additional deferred tax assets from the dissolution of a subsidiary in Q3 FY23 Adjusted OIBDA +12.6 bln yen +2% ・(+) Significant improvement in foreign exchange gains and losses recorded within financial income and expenses*2 ・(+) Significant increases in G&NS and Music segments Adjusted OIBDA ・(ー) Significant decrease in Financial Services segment Adjusted OIBDA ・(ー) Decrease in Pictures segment Adjusted OIBDA ・(ー) Deterioration in All Other Adjusted OIBDA Adjusted EBITDA +44.1 bln yen +7% Effective tax rate 20%→24% Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. *1 For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see page 29 (applies to all following pages). *2 Factor for change in Adjusted EBITDA only, not included in factors for change in Adjusted OIBDA.

Adjusted Income[*1] (Q3・Sony without Financial Services)

(Bln Yen)

	Q3 FY23			Q3 FY24			Change from Q3 FY23	
	Before adjustment	Non-recurring (profit) / loss[*2]	Adjusted	Before adjustment	Non-recurring (profit) / loss[*2]	Adjusted	Before adjustment	Adjusted
Operating income	386.1	–	386.1	**423.0**	**–**	**423.0**	+36.9 (+10%)	+36.9 (+10%)
Income before income taxes	381.3	–	381.3	**447.7**	**–**	**447.7**	+66.4 (+17%)	+66.4 (+17%)
Income taxes	69.1 (Effective tax rate 18%)	+7.6	76.7 (Effective tax rate 20%)	**104.8** (Effective tax rate 23%)	**–**	**104.8** (Effective tax rate 23%)	+35.7 (+52%)	+28.1 (+37%)
Net income attributable to Sony Group Corporation's stockholders	308.9	-7.6	301.3	**341.1**	**–**	**341.1**	+32.1 (+10%)	+39.7 (+13%)

Adjusted Income and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.
*1 Adjusted Income does not include non-recurring profit and loss.
*2 For further details about non-recurring profit and loss for Sony without Financial Services, see page 4 (applies to all following pages).

3

Non-Recurring Profit and Loss (Sony without Financial Services)

(Bln Yen)

	Q3 FY23	Q1-Q3 FY23	FY23		Q3 FY24	Q1-Q3 FY24
Items included in operating income (before adjustment)	**–**	**+6.0**	**+6.0**	**Items included in operating income (before adjustment)**	–	–
Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method (Music segment･Q1)	–	+6.0	+6.0			
Items included in Financial income (expense)	–	–	–	Items included in Financial income (expense)	–	–
Items included in income before income taxes (before adjustment)	**–**	**+6.0**	**+6.0**	**Items included in income before income taxes (before adjustment)**	**–**	**–**
Items included in income taxes (before adjustment)	**-7.6**	**-6.5**	**-6.3**	**Items included in income taxes (before adjustment)**	**–**	**–**
Tax effect with regard to the above item	–	+1.1	+1.3			
Decrease in tax expense from the dissolution of a subsidiary (Q3)	-7.6	-7.6	-7.6			
Items included in net income attributable to noncontrolling interests	–	–	–	Items included in net income attributable to noncontrolling interests	–	–
Items included in net income attributable to Sony Group Corporation's stockholders (before adjustment)	**+7.6**	**+12.5**	**+12.3**	**Items included in net income attributable to Sony Group Corporation's stockholders (before adjustment)**	**–**	**–**

Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

4

5 Adjusted Income*1 (Q3・Consolidated) Q3 FY23 Q3 FY24 Change from Q3 FY23 Before adjustment Non-recurring (profit) / loss*2 Adjusted Before adjustment Non-recurring (profit) / loss*2 Adjusted Before adjustment Adjusted Operating income 463.3 － 463.3 469.3 － 469.3 +6.0 （+1%） +6.0 （+1%） Income before income taxes 458.6 － 458.6 494.1 － 494.1 +35.5 （+8%） +35.5 （+8%） Income taxes 91.2 +7.6 98.8 118.5 － 118.5 +27.3 （+30%） +19.7 （+20%） Net income attributable to Sony Group Corporation's stockholders 363.9 -7.6 356.3 373.7 － 373.7 +9.8 （+3%） +17.4 （+5%） Effective tax rate 20% Effective tax rate 22% Effective tax rate 24% Effective tax rate 24% Adjusted Income is not a measure in accordance with IFRS Accounting Standards. However, Sony believes that this disclosure may be useful information to investors. *1 Adjusted Income does not include non-recurring profit and loss. *2 For further details about non-recurring profit and loss for consolidated total, see page 6 (applies to all following pages). (Bln Yen)

6 Non-Recurring Profit and Loss (Consolidated) Q3 FY23 Q1-Q3 FY23 FY23 Q3 FY24 Q1-Q3 FY24 Items included in operating income (before adjustment) － +6.0 +25.8 Items included in operating income (before adjustment) － － Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method (Music segment・Q1) － +6.0 +6.0 Realized and remeasurement gains resulting from the transfer of a portion of shares of Sony Payment Services Inc. (Financial Services segment・Q4) － － +19.8 Items included in Financial income (expense) － － － Items included in Financial income (expense) － － Items included in income before income taxes (before adjustment) － +6.0 +25.8 Items included in income before income taxes (before adjustment) － － Items included in income taxes (before adjustment) -7.6 -6.4 -1.6 Items included in income taxes (before adjustment) － － Tax effect with regard to the above items － +1.2 +6.0 Decrease in tax expense from the dissolution of a subsidiary (Q3) -7.6 -7.6 -7.6 Items included in net income attributable to noncontrolling interests － － － Items included in net income attributable to noncontrolling interests － － Items included in net income attributable to Sony Group Corporation's stockholders (before adjustment) +7.6 +12.4 +27.4 Items included in net income attributable to Sony Group Corporation's stockholders (before adjustment) － － (Bln Yen)

Q3 FY2024 Results by Segment

(Bln Yen)

Segment		Q3 FY23	Q3 FY24	Change	FX Impact
Game & Network Services (G&NS)	Sales	1,444.4	**1,682.3**	+237.9	+35.9
	Operating income	86.1	**118.1**	+31.9	-2.9
Music	Sales	422.1	**481.7**	+59.6	+10.9
	Operating income	76.1	**97.4**	+21.3	
Pictures	Sales	366.3	**398.2**	+31.9	+10.6
	Operating income	41.6	**34.0**	-7.6	
Entertainment, Technology & Services (ET&S)	Sales	735.7	**704.5**	-31.2	+12.8
	Operating income	77.2	**77.1**	-0.1	+0.9
Imaging & Sensing Solutions (I&SS)	Sales	505.2	**500.9**	-4.2	+17.3
	Operating income	99.7	**97.5**	-2.2	+11.8
All Other	Sales	23.9	**25.8**	+1.9	
	Operating income	2.6	**-3.0**	-5.6	
Corporate and elimination	Sales	-61.9	**-102.4**	-40.5	
	Operating income	2.7	**1.8**	-0.9	
Sony without Financial Services*	Sales	3,439.4	**3,695.7**	+256.3	
	Operating income	386.1	**423.0**	+36.9	
Financial Services*	Revenue	311.7	**718.5**	+406.7	
	Operating income	77.3	**46.4**	-30.9	
Consolidated total*	Sales	3,747.5	**4,409.6**	+662.0	
	Operating income	463.3	**469.3**	+6.0	

Sales in each business segment represents sales and revenue recorded before intersegment transactions are eliminated (applies to all following pages). Operating income in each business segment represents operating income recorded before intersegment transactions are eliminated and excludes unallocated corporate expenses (applies to all following pages).

Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

* Transactions between the Financial Services segment and Sony without Financial Services are included in those respective figures but are eliminated in the consolidated figures. Because such eliminations are included in Corporate and elimination in full in the above chart, the figures for Sony without Financial Services differ from the sum of the figures for all segments excluding the Financial Services segment (applies to all following pages).

7

8 Q1-Q3 FY2024 Consolidated Results Average Rate 1 US dollar 143.1 yen 152.4 yen 1 Euro 155.1 yen 164.7 yen Sony without Financial Services Consolidated Q1-Q3 FY23 Q1-Q3 FY24 Change Q1-Q3 FY23 Q1-Q3 FY24 Change Sales 8,454.1 9,236.6 +782.5 （+9%） 9,539.8 10,326.8 +787.0 （+8%） Operating income 831.9 1,061.4 +229.5 （+28%） 979.4 1,203.5 +224.1 （+23%） Operating income margin 9.8% 11.5% +1.7 pts 10.3% 11.7% +1.4 pts Income before income taxes 894.8 1,119.1 +224.3 （+25%） 992.2 1,261.2 +269.0 （+27%） Net income attributable to Sony Group Corporation’s stockholders 727.5 843.0 +115.5 （+16%） 781.6 943.9 +162.3 （+21%） Net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted) 117.64 yen 138.66 yen +21.02 yen 126.39 yen 155.25 yen +28.86 yen Adjusted OIBDA 1,281.9 1,559.7 +277.8 （+22%） 1,450.3 1,722.3 +272.0 （+19%） Adjusted EBITDA 1,319.3 1,555.0 +235.8 （+18%） 1,437.6 1,717.6 +280.0 （+19%） Adjusted OIBDA, Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. (Bln Yen)

9 Adjusted Income* (Q1-Q3・Sony without Financial Services) Q1-Q3 FY23 Q1-Q3 FY24 Change from Q1-Q3 FY23 Before adjustment Non-recurring (profit) / loss Adjusted Before adjustment Non-recurring (profit) / loss Adjusted Before adjustment Adjusted Operating income 831.9 -6.0 825.9 1,061.4 － 1,061.4 +229.5 （+28%） +235.5 （+29%） Income before income taxes 894.8 -6.0 888.8 1,119.1 － 1,119.1 +224.3 （+25%） +230.3 （+26%） Income taxes 162.8 +6.5 169.3 268.7 － 268.7 +105.9 （+65%） +99.4 （+59%） Net income attributable to Sony Group Corporation's stockholders 727.5 -12.5 715.0 843.0 － 843.0 +115.5 （+16%） +128.0 （+18%） Effective tax rate 18% Effective tax rate 19% Effective tax rate 24% Effective tax rate 24% Adjusted Income and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. * Adjusted Income does not include non-recurring profit and loss. (Bln Yen)

10 Adjusted Income* (Q1-Q3・Consolidated) Q1-Q3 FY23 Q1-Q3 FY24 Change from Q1-Q3 FY23 Before adjustment Non-recurring (profit) / loss Adjusted Before adjustment Non-recurring (profit) / loss Adjusted Before adjustment Adjusted Operating income 979.4 -6.0 973.4 1,203.5 － 1,203.5 +224.1 （+23%） +230.1 （+24%） Income before income taxes 992.2 -6.0 986.2 1,261.2 － 1,261.2 +269.0 （+27%） +275.0 （+28%） Income taxes 205.7 +6.4 212.1 309.9 － 309.9 +104.2 （+51%） +97.9 （+46%） Net income attributable to Sony Group Corporation's stockholders 781.6 -12.4 769.2 943.9 － 943.9 +162.3 （+21%） +174.7 （+23%） Effective tax rate 21% Effective tax rate 22% Effective tax rate 25% Effective tax rate 25% Adjusted Income is not a measure in accordance with IFRS Accounting Standards. However, Sony believes that this disclosure may be useful information to investors. * Adjusted Income does not include non-recurring profit and loss. (Bln Yen)

11 Q1-Q3 FY2024 Results by Segment Q1-Q3 FY23 Q1-Q3 FY24 Change FX Impact Game & Network Services (G&NS) Sales 3,170.4 3,618.8 +448.4 +154.6 Operating income 184.2 322.1 +137.9 +2.8 Music Sales 1,189.0 1,371.9 +182.9 +64.7 Operating income 230.5 273.7 +43.2 Pictures Sales 1,086.3 1,091.4 ＋5.0 +61.8 Operating income 87.0 63.8 -23.2 Entertainment, Technology & Services (ET&S) Sales 1,921.1 1,925.2 +4.1 +74.5 Operating income 193.8 211.3 +17.5 +14.5 Imaging & Sensing Solutions (I&SS) Sales 1,204.2 1,390.0 +185.8 +84.0 Operating income 158.8 226.6 +67.8 +56.1 All Other Sales 67.6 70.8 +3.1 Operating income 7.1 -8.2 -15.4 Corporate and elimination Sales -195.9 -244.9 -49.0 Operating income -29.6 -27.9 +1.7 Sony without Financial Services Sales 8,454.1 9,236.6 +782.5 Operating income 831.9 1,061.4 +229.5 Financial Services Revenue 1,097.1 1,103.8 +6.7 Operating income 147.5 142.1 -5.4 57 Consolidated total Sales 9,539.8 10,326.8 +787.0 Operating income 979.4 1,203.5 +224.1 (Bln Yen) Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

FY2024 Consolidated Results Forecast

(Bln Yen)

	Sony without Financial Services				Consolidated			
	FY23	FY24 FCT			FY23	FY24 FCT		
		November	February	Change		November	February	Change
Sales	11,265.0	11,800	**11,900**	+100 (+1%)	13,020.8	12,710	**13,200**	+490 (+4%)
Operating income	1,035.3	1,165	**1,190**	+25 (+2%)	1,208.8	1,310	**1,335**	+25 (+2%)
Operating income margin	9.2%	9.9%	**10.0%**	+0.1 pts	9.3%	10.3%	**10.1%**	-0.2 pts
Income before income taxes	1,145.1	1,190	**1,240**	+50 (+4%)	1,268.7	1,335	**1,385**	+50 (+4%)
Net income attributable to Sony Group Corporation's stockholders	896.6	875	**975**	+100 (+11%)	970.6	980	**1,080**	+100 (+10%)
Adjusted OIBDA	1,644.6	1,825	**1,850**	+25 (+1%)	1,826.1	1,995	**2,020**	+25 (+1%)
Adjusted EBITDA	1,686.5	1,825	**1,840**	+15 (+1%)	1,818.0	1,995	**2,010**	+15 (+1%)
Operating Cash Flow	1,177.8	1,440	**1,660**	+220 (+15%)				

Foreign exchange rate	FY23 (Actual·Average)	FY24 (Assumption) Q3-Q4	FY24 (Assumption) Q4
1 US dollar	144.4 yen	Approx. 146 yen	**Approx. 150 yen**
1 Euro	156.6 yen	Approx. 160 yen	**Approx. 158 yen**

Dividend per Share

Interim	Year-end (Planned)*		Total (Planned)*	Year-on-year Change
50 yen	After stock split	10 yen	–	–
	Before stock split	50 yen	**100 yen**	+15 yen

Adjusted OIBDA, Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

* Sony conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above year-end dividends per share (planned) represent the amounts after and before the stock split, respectively. The total annual dividend per share (planned) after the stock split is not presented because the total of the interim dividend and the year-end dividend cannot be calculated due to effect of the stock split.

12

13 FY2024 Consolidated Results Forecast: Change from November Forecast Change from November forecast Contributing Factors (+) Better／(-) Worse Sales +490 bln yen +4% ・(+) Increases in Financial Services and G&NS segments sales Operating income +25 bln yen +2% ・(+) Increase in G&NS segment operating income Income before income taxes +50 bln yen +4% ・(+) Upward revision to operating income forecast ・(+) Increase in financial income, net, mainly due to the recording of unrealized gains on securities Net income attributable to Sony Group Corporation’s stockholders +100 bln yen +10% ・(+) Upward revision to income before income taxes forecast ・(+) Decrease in tax expense mainly due to the impact (+60 bln yen) of the following factors ・(+) Decrease in tax expense from the dissolution of a subsidiary ・(+) Decrease in tax expense from repayment of capital from a subsidiary Adjusted OIBDA +25 bln yen +1% ・(+) Increase in G&NS segment Adjusted OIBDA Adjusted EBITDA +15 bln yen +1% Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

14 FY2024 Results Forecast by Segment (Bln Yen) Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. FY23 FY24 November FCT FY24 February FCT Change from November FCT Game & Network Services (G&NS) Sales 4,267.7 4,490 4,610 +120 Operating income 290.2 355 380 +25 Music Sales 1,619.0 1,740 1,790 ＋50 Operating income 301.7 330 340 ＋10 Pictures Sales 1,493.1 1,510 1,510 - Operating income 117.7 115 115 - Entertainment, Technology & Services (ET&S) Sales 2,453.7 2,420 2,420 - Operating income 187.4 190 190 - Imaging & Sensing Solutions (I&SS) Sales 1,602.7 1,770 1,790 ＋20 Operating income 193.5 250 250 - All Other, Corporate and elimination Operating income -55.2 -75 -85 -10 Sony without Financial Services Sales 11,265.0 11,800 11,900 +100 Operating income 1,035.3 1,165 1,190 +25 Financial Services Revenue 1,770.0 910 1,300 +390 Operating income 173.6 145 145 - 57 Consolidated total Sales 13,020.8 12,710 13,200 +490 Operating income 1,208.8 1,310 1,335 +25

Game & Network Services Segment (G&NS Segment)

Sales, Operating Income and Adjusted OIBDA


Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
1,444.4
86.1
113.1
1,682.3
118.1
148.0
Q3 FY23
Q3 FY24


4,267.7
290.2
407.9
4,490
355
475
4,610
380
500
FY23
FY24 November FCT
FY24 February FCT

Q3 FY2024 (year-on-year)

- Sales: 237.9 bln yen (16%) significant increase (FX Impact: +35.9 bln yen)
  - ·(+) Increase in sales of hardware due to an increase in unit sales
  - ·(+) Increase in sales of non-first-party game software titles including add-on content

- OI: 31.9 bln yen (37%) significant increase (FX Impact: -2.9 bln yen) / Adjusted OIBDA: 34.9 bln yen (31%) significant increase
  - ·(+) Impact of increase in sales from network services
  - ·(+) Impact of increase in sales of non-first-party game software titles
  - ·(+) Decrease in losses from hardware
  - ·(−) Impact of decrease in sales of first-party game software titles

FY2024 Forecast (change from November forecast)

- Sales: 120 bln yen (3%) upward revision
  - ·(+) Impact of foreign exchange rates
  - ·(+) Increase in sales from network services

- OI: 25 bln yen (7%) upward revision / Adjusted OIBDA: 25 bln yen (5%) upward revision
  - ·(+) Impact of increase in sales from network services

15

Music Segment

Sales, Operating Income and Adjusted OIBDA



Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
422.1
76.1
98.5
481.7
97.4
121.4
Q3 FY23
Q3 FY24



1,619.0
301.7
368.7
1,740
330
420
1,790
340
430
FY23
FY24 November FCT
FY24 February FCT

Q3 FY2024 (year-on-year)

- Sales: 59.6 bln yen (14%) significant increase (FX Impact: +10.9 bln yen)
  - ･(+) Higher revenues from streaming services in Recorded Music and Music Publishing
    - ･(+) Higher revenues from streaming services excluding the below one-time factor
    - ･(+) Higher revenues due to a one-time factor* in Recorded Music
  - ･(+) Impact of the consolidation of eplus inc. in Visual Media & Platform
  - ･(+) Impact of foreign exchange rates

- OI: 21.3 bln yen (28%) significant increase
  / Adjusted OIBDA: 22.9 bln yen (23%) significant increase
  - ･(+) Impact of increase in sales

FY2024 Forecast (change from November forecast)

- Sales: 50 bln yen (3%) upward revision
  - ･(+) Impact of foreign exchange rates
  - ･(+) Impact of the consolidation of eplus inc. in Visual Media & Platform

- OI: 10 bln yen (3%) upward revision
  / Adjusted OIBDA: 10 bln yen (2%) upward revision
  - ･(+) Positive impact of foreign exchange rates

*The impact of a change in revenue recognition from a net basis to a gross basis for sales from a digital service provider

16

Pictures Segment

Sales, Operating Income and Adjusted OIBDA


Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
366.3
41.6
54.6
398.2
34.0
47.1
Q3 FY23
Q3 FY24


1,493.1
117.7
171.2
1,510
115
170
1,510
115
170
FY23
FY24 November FCT
FY24 February FCT

Q3 FY2024 (year-on-year)

The following analysis is on a U.S. dollar basis

- Sales: 31.9 bln yen (9%) increase (U.S. dollar basis: +145 mil USD / +6%)
  - ·(+) Higher revenues from theatrical releases in the current fiscal year
  - ·(+) Impact of the acquisition of Alamo Drafthouse Cinema
  - ·(+) Higher revenues for Crunchyroll mainly due to paid subscriber growth
  - ·(−) Lower series deliveries in Television Productions
  - ·(−) Lower licensing revenues from catalog product in Motion Pictures
- OI: 7.6 bln yen (18%) decrease (U.S. dollar basis: -58 mil USD / -21%) / Adjusted OIBDA: 7.5 bln yen (14%) decrease (U.S. dollar basis: -60 mil USD / -16%)
  - ·(−) Higher marketing costs for theatrical releases

FY2024 Forecast (change from November forecast)

- Sales: Remains unchanged from November forecast
  - ·(+) Impact of foreign exchange rates
  - ·(−) Lower revenues from theatrical releases in the current fiscal year
- OI / Adjusted OIBDA: Remain unchanged from November forecast

17

Entertainment, Technology & Services Segment (ET&S Segment)

Sales, Operating Income and Adjusted OIBDA



Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
735.7
77.2
103.4
704.5
77.1
102.5
Q3 FY23
Q3 FY24



2,453.7
187.4
289.1
2,420
190
290
2,420
190
290
FY23
FY24
November FCT
FY24
February FCT

Q3 FY2024 (year-on-year)

- Sales: 31.2 bln yen (4%) decrease (FX Impact: +12.8 bln yen)
  - ·(−) Decrease in sales of televisions due to a decrease in unit sales
  - ·(+) Impact of foreign exchange rates
- OI: Essentially flat (FX Impact: +0.9 bln yen)
  / Adjusted OIBDA: Essentially flat
  - ·(−) Impact of lower unit sales of televisions
  - ·(−) Impact of deterioration of the product mix of digital cameras
  - ·(+) Reductions in operating expenses

FY2024 Forecast (change from November forecast)

- Sales: Remains unchanged from November forecast
- OI / Adjusted OIBDA: Remain unchanged from November forecast

18

Imaging & Sensing Solutions Segment (I&SS Segment)

Sales, Operating Income and Adjusted OIBDA



(Bln Yen)
Sales
Operating Income
Adjusted OIBDA
505.2
99.7
163.7
Q3 FY23
500.9
97.5
165.5
Q3 FY24
1,602.7
193.5
441.4
FY23
1,770
250
525
FY24
November FCT
1,790
250
525
FY24
February FCT

Q3 FY2024 (year-on-year)

- Sales: Essentially flat (FX Impact: +17.3 bln yen)
  - ·(−) Decrease in sales of image sensors for mobile products
    - ·(−) Decrease in unit sales
  - ·(+) Impact of foreign exchange rates

- OI: 2.2 bln yen (2%) decrease (FX Impact: +11.8 bln yen) / Adjusted OIBDA: Essentially flat
  - ·(−) Increase in manufacturing costs
  - ·(−) Impact of decrease in sales
  - ·(+) Positive impact of foreign exchange rates
  - ·(+) Decrease in costs associated with the launch of mass production of a new image sensor for mobile products

FY2024 Forecast (change from November forecast)

- Sales: 20 bln yen (1%) upward revision
  - ·(+) Impact of foreign exchange rates

- OI / Adjusted OIBDA: Remain unchanged from November forecast

19

Financial Services Segment

Financial Services Revenue, Operating Income and Adjusted OIBDA

(Bln Yen)



Financial Services Revenue
Operating Income
Adjusted OIBDA
311.7
77.3
84.3
718.5
46.4
53.2
Q3 FY23
Q3 FY24



1,770.0
173.6
181.5
910
145
170
1,300
145
170
FY23
FY24 November FCT
FY24 February FCT

Q3 FY2024 (year-on-year)

- Revenue: 406.7 bln yen (130%) significant increase
  - ·(+) Significant increase in revenue at Sony Life (400.8 bln yen increase, revenue: 649.9 bln yen)
    - ·(+) Increase in net gains on investments related to market fluctuations for both the general account and the separate accounts
- OI: 30.9 bln yen (40%) significant decrease / Adjusted OIBDA: 31.1 bln yen (37%) significant decrease
  - ·(−) Significant decrease in OI at Sony Life (29.5 bln yen decrease, OI: 42.2 bln yen)
    - ·(−) Deterioration in net gains and losses related to market fluctuations, mainly for minimum guarantees for variable life insurance

FY2024 Forecast (change from November forecast)

- Revenue: 390 bln yen (43%) upward revision
  - ·(+) Increase in net gains related to market fluctuations for the separate accounts at Sony Life
- OI / Adjusted OIBDA: Remain unchanged from November forecast
  - ·(+) Increase in net gains related to market fluctuations, mainly for minimum guarantees for variable life insurance at Sony Life
  - ·(−) Loss associated with the sale of bonds at Sony Life
  - ·(−) Uncertainties in market fluctuation

20

21 Financial Services Segment Insurance Service Result*1 Other Result 2.3 2.1 2.3 2.2 2.2 2.4 1.0 1.1 1.1 1.1 1.2 1.2 217% 183%196%198%184% 199% 0 1 2 3 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 42.7 48.0 46.4 34.0 41.8 49.0 41.3 22.4 -16.7 46.1 -11.0 4.8 27.5 20.7 -19.2 -21.4 -20.9 -24.1 -20.9 -19.8 -19.8 -50 0 50 100 150 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Sony Life Operating Income Breakdown Investment Result （Bln Yen） Adjusted Net Income*3 Other*2 FY23 FY24 19.2 21.5 19.6 10.2 17.0 22.6 17.9 24.6 25.1 23.1 16.1 20.1 28.7 20.3 0 5 10 15 20 25 30 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Sony Life Other*4 （Bln Yen） FY23 FY24 *1 Insurance service result = Insurance revenue – Insurance service expenses *2 Other = Other financial services revenue – Insurance finance expenses (income) – Other financial services expense. “Other” corresponds to the total of Investment result and Other result in “Supplemental Information”. *3 Adjusted ROE is calculated by dividing Adjusted Net Income by the quarterly average net assets (the sum of net assets at the beginning of the period and the end of each of the following four quarters divided by five). Adjusted Net Income and Adjusted ROE are not presented in accordance with IFRS Accounting Standards and Japanese accounting standards adhered to by Sony Financial Group, Inc. (“SFGI”) and its subsidiaries, including Sony Life, Sony Assurance and Sony Bank, for preparation and disclosure of their respective consolidated and non-consolidated financial results. However, Sony believes that these disclosures may be useful information to investors. *4 "Other” includes Sony Assurance, Sony Bank, Sony Life Care and consolidation adjustment. *5 From Q1 FY24, the calculation method of the tax rate for adjustments for Adjusted Net Income and Adjusted ROE has been changed, and the FY23 figures disclosed in the materials for the business segment meeting held on May 31, 2024 have been revised and restated based on the same calculation method. For further details about reconciliations to Adjusted Net Income, see page 22. *6 ESR is the ratio of capital (= economic value-based embedded value + frictional costs) to the amount of the economic value-based risk. Figures are as of the end of each quarter. Group Consolidated ESR*6 Economic value-based capital Economic value-based risk post-tax （Trillion Yen） FY23 FY24 FY23 Adjusted ROE*3 8.0%*5 Adjusted Net Income （cumulative） 88.8 bln Yen*5 ESR Group consolidated ESR for Q3 FY24 will be disclosed on Sony Group Corporation’s website on February 19, 2025.

Financial Services Segment

Reconciliations from Net Income to Adjusted Net Income

(Bln Yen)

	FY23				FY24			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Pre-tax net income (loss) (Operating Income)*1	**54.5**	**15.7**	**77.3**	**26.1**	**30.0**	**65.7**	**46.4**	
Post-tax net income (loss)	**38.5**	**10.7**	**55.0**	**19.8**	**21.5**	**46.7**	**32.7**	
SFGI related adjustments	**-**	**-**	**-**	**-**	**-**	**-**	**-**	
Sony Life related adjustments	**-13.9**	**14.4**	**-31.9**	**11.0**	**-1.4**	**-18.1**	**-12.4**	
Investment income (net)*2 related to variable insurance and foreign currency translation differences (excluding the equivalent of hedge costs*3)	-451.2	114.0	-90.8	-454.1	-218.1	299.7	-473.4	
Unrealized gains/losses*4 related to variable insurance within insurance financial gains/losses and foreign currency translation differences	447.8	-93.3	46.4	458.1	216.8	-324.6	463.0	
Gains/losses on sales of securities	-16.0	-0.6	-0.1	11.3	-0.6	-0.3	-0.2	
Other one-time gains/losses	-	-	-	-	-	-	-6.7	
Tax effects related to the above	5.4	-5.6	12.5	-4.3	0.6	7.1	4.9	
Sony Assurance related adjustments	**-**	**-**	**-**	**-**	**-**	**-**	**-**	
Sony Bank related adjustments	**-**	**-**	**-**	**-14.7**	**-**	**-**	**-**	
Gains related to the transfer of shares of Sony Payment Services	-	-	-	-19.8	-	-	-	
Tax effects related to the above	-	-	-	5.0	-	-	-	
Other entities related adjustments	**-**	**-**	**-**	**-**	**-**	**-**	**-**	
Total adjustments	**-13.9**	**14.4**	**-31.9**	**-3.8**	**-1.4**	**-18.1**	**-12.4**	
Adjusted post-tax net income (loss)	**24.6**	**25.1**	**23.1**	**16.1**	**20.1**	**28.7**	**20.3**	

*1 In the Financial Services segment, there is no difference between operating income and income before income taxes because no non-operating financial income (expenses) are generated.
*2 Investment income (net) related to variable insurance is financial assets measured at fair value through net profits/losses, associated with variable life insurance and individual variable annuity contracts.
*3 Transaction fees and margin costs required to maintain hedge positions. Includes current accrued interest from bonds designated as measured at fair value through net profits/losses (FVO designated) based on the interest rate at the beginning of the period.
*4 Effect of changes in the value of underlying items of variable life insurance and individual variable annuity contracts and changes in interest rates and other financial risks.

22

23 Reconciliation Table for Adjusted EBITDA (Q3) Sony without Financial Services Consolidated Q3 FY23 Q3 FY24 Q3 FY23 Q3 FY24 Net income attributable to Sony Group Corporation’s stockholders 308.9 341.1 363.9 373.7 Net income attributable to noncontrolling interests 3.3 1.8 3.5 1.8 Income taxes 69.1 104.8 91.2 118.5 Interest expenses / (income), net, recorded in Financial income (expense) 2.1 -5.3 2.1 -5.3 (Gain) / loss on revaluation of equity instruments, net, recorded in Financial income (expense) -20.6 -11.2 -20.6 -11.2 Depreciation and amortization expense*1 157.9 164.7 164.9 171.5 Non-recurring (profit) / loss*2 ー － － － Adjusted EBITDA 520.7 595.9 605.0 649.1 Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. *1 Depreciation and amortization expense excludes amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets. *2 Items included in operating income. (Bln Yen)

Results and Reconciliation Table for Adjusted OIBDA by Segment (Q3)

(Bln Yen)

	Q3 FY23				Q3 FY24				Change
	Operating Income	Depreciation and Amortization*1	Non-recurring (profit) / loss*2	Adjusted OIBDA	Operating Income	Depreciation and Amortization*1	Non-recurring (profit) / loss*2	**Adjusted OIBDA**	Adjusted OIBDA
Game & Network Services (G&NS)	86.1	27.0	–	113.1	118.1	29.9	–	**148.0**	+34.9
Music	76.1	22.4	–	98.5	97.4	24.0	–	**121.4**	+22.9
Pictures	41.6	12.9	–	54.6	34.0	13.0	–	**47.1**	-7.5
Entertainment, Technology & Services (ET&S)	77.2	26.2	–	103.4	77.1	25.4	–	**102.5**	-0.9
Imaging & Sensing Solutions (I&SS)	99.7	64.0	–	163.7	97.5	68.0	–	**165.5**	+1.8
All Other	2.6	1.1	–	3.7	-3.0	1.1	–	**-1.9**	-5.7
Corporate and elimination	2.7	4.2	–	6.9	1.8	3.3	–	**5.1**	-1.8
Sony without Financial Services	386.1	157.9	–	544.0	423.0	164.7	–	**587.7**	+43.7
Financial Services	77.3	7.0	–	84.3	46.4	6.8	–	**53.2**	-31.1
Consolidated total	463.3	164.9	–	628.3	469.3	171.5	–	**640.9**	+12.6

Adjusted OIBDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

*1 Depreciation and Amortization excludes amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets.

*2 Items included in operating income.

24

25 Reconciliation Table for Adjusted EBITDA (Q1-Q3) Sony without Financial Services Consolidated Q1-Q3 FY23 Q1-Q3 FY24 Q1-Q3 FY23 Q1-Q3 FY24 Net income attributable to Sony Group Corporation’s stockholders 727.5 843.0 781.6 943.9 Net income attributable to noncontrolling interests 4.5 7.4 4.9 7.4 Income taxes 162.8 268.7 205.7 309.9 Interest expenses / (income), net, recorded in Financial income (expense) 4.7 -4.0 4.7 -4.0 (Gain) / loss on revaluation of equity instruments, net, recorded in Financial income (expense) -30.2 -58.3 -30.2 -58.3 Depreciation and amortization expense*1 456.0 498.3 476.9 518.8 Non-recurring (profit) / loss*2 -6.0 － -6.0 － Adjusted EBITDA 1,319.3 1,555.0 1,437.6 1,717.6 Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. *1 Depreciation and amortization expense excludes amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets. *2 Items included in operating income. (Bln Yen)

Results and Reconciliation Table for Adjusted OIBDA by Segment (Q1-Q3)

(Bln Yen)

	Q1-Q3 FY23				Q1-Q3 FY24				Change
	Operating Income	Depreciation and Amortization*1	Non-recurring (profit) / loss*2	Adjusted OIBDA	Operating Income	Depreciation and Amortization*1	Non-recurring (profit) / loss*2	**Adjusted OIBDA**	Adjusted OIBDA
Game & Network Services (G&NS)	184.2	87.9	–	272.1	322.1	90.5	–	**412.6**	+140.6
Music	230.5	54.1	-6.0	278.5	273.7	67.2	–	**340.9**	+62.3
Pictures	87.0	38.5	–	125.6	63.8	43.5	–	**107.4**	-18.2
Entertainment, Technology & Services (ET&S)	193.8	78.0	–	271.8	211.3	77.3	–	**288.6**	+16.8
Imaging & Sensing Solutions (I&SS)	158.8	182.1	–	340.9	226.6	206.0	–	**432.6**	+91.7
All Other	7.1	3.4	–	10.5	-8.2	3.7	–	**-4.5**	-15.0
Corporate and elimination	-29.6	12.1	–	-17.4	-27.9	10.1	–	**-17.8**	-0.4
Sony without Financial Services	831.9	456.0	-6.0	1,281.9	1,061.4	498.3	–	**1,559.7**	+277.8
Financial Services	147.5	20.9	–	168.4	142.1	20.5	–	**162.5**	-5.9
Consolidated total	979.4	476.9	-6.0	1,450.3	1,203.5	518.8	–	**1,722.3**	+272.0

Adjusted OIBDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

*1 Depreciation and Amortization excludes amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets.

*2 Items included in operating income.

26

27 Reconciliation Table for Adjusted EBITDA Sony without Financial Services Consolidated FY23 FY23 Net income attributable to Sony Group Corporation’s stockholders 896.6 970.6 Net income attributable to noncontrolling interests 9.4 9.9 Income taxes 239.1 288.2 Interest expenses / (income), net, recorded in Financial income (expense) 3.4 3.4 (Gain) / loss on revaluation of equity instruments, net, recorded in Financial income (expense) -71.4 -71.4 Depreciation and amortization expense*1 615.4 643.1 Non-recurring (profit) / loss*2 -6.0 -25.8 Adjusted EBITDA 1,686.5 1,818.0 Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. *1 Depreciation and amortization expense excludes amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets. *2 Items included in operating income. (Bln Yen)

28 Forecast for Adjusted OIBDA by Segment FY23 FY24 November FCT FY24 February FCT Change from November FCT Operating Income Depreciation and Amortization*1 Non-recurring (profit) / loss*2 Adjusted OIBDA Adjusted OIBDA Adjusted OIBDA Adjusted OIBDA Game & Network Services (G&NS) 290.2 117.7 － 407.9 475 500 +25 Music 301.7 73.1 -6.0 368.7 420 430 +10 Pictures 117.7 53.5 － 171.2 170 170 － Entertainment, Technology & Services (ET&S) 187.4 101.7 － 289.1 290 290 － Imaging & Sensing Solutions (I&SS) 193.5 247.9 － 441.4 525 525 － All Other, Corporate and elimination -55.2 21.5 － -33.7 -55 -65 -10 Sony without Financial Services 1,035.3 615.4 -6.0 1,644.6 1,825 1,850 +25 Financial Services 173.6 27.7 -19.8 181.5 170 170 － Consolidated total 1,208.8 643.1 -25.8 1,826.1 1,995 2,020 +25 (Bln Yen) Adjusted OIBDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. *1 Depreciation and Amortization excludes amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets. *2 Items included in operating income.

29 Notes Notes about Adjusted OIBDA and Adjusted EBITDA Adjusted OIBDA (Operating Income Before Depreciation and Amortization) and Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) are calculated by the following formulas: Adjusted OIBDA = Operating income + Depreciation and amortization expense* - the profit and loss amount that Sony deems non-recurring Adjusted EBITDA= Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense* - the profit and loss amount that Sony deems non-recurring * In the above formulas, depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets. Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS Accounting Standards. Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”) in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis. Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars. The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment. This information is not a substitute for Sony’s consolidated financial statements and condensed (semi-annual) consolidated financial statements measured in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony. Notes about Financial Performance of the Music, Pictures and Financial Services segments The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of SME and SMP, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis. The Pictures segment results are the yen-translated results of SPE, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis”. The Financial Services segment results include SFGI and SFGI’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.

30 Cautionary Statement Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to: (i) Sony’s ability to maintain product quality and customer satisfaction with its products and services; (ii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences; (iii) Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms; (iv) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives; (v) changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility; (vi) Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity; (vii) Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations; (viii) the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending; (ix) Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated; (xii) Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel; (xiii) Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others; (xiv) the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services segment; (xv) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xvi) risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events; (xvii) the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and (xviii) the outcome of pending and/or future legal and/or regulatory proceedings. Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.